Exhibit 2.4

SECOND AMENDMENT

TO

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (the “Second Amendment”) is made as of March 3, 2005, by and among Earle M. Jorgensen Holding Company, Inc., a Delaware corporation (“Holding”), Earle M. Jorgensen Company, a Delaware corporation (the “Company”), and EMJ Metals LLC, a Delaware limited liability company (“EMJ Metals LLC”).

RECITALS

A. WHEREAS, Holding, the Company and EMJ Metals LLC entered into that certain Agreement and Plan of Merger and Reorganization (as amended, the “Merger Agreement”) dated as of December 17, 2004, pursuant to which, among other things, Holding will be merged with and into EMJ Metals LLC, with EMJ Metals LLC surviving.

B. WHEREAS, Holding, the Company and EMJ Metals LLC entered into that certain First Amendment to Agreement and Plan of Merger and Reorganization (the “First Amendment”) dated as of January 28, 2005, pursuant to which certain provisions of the Merger Agreement were amended.

C. WHEREAS, the parties to the Merger Agreement have determined that it is necessary to further amend certain provisions of the Merger Agreement all upon the terms and subject to the conditions set forth in this Second Amendment.

AGREEMENT

In consideration of the respective covenants and promises contained herein, the parties, intending to be legally bound, agree as follows:

1. Amendment to Certain Definitions. The definitions of “Cash Proceeds Allocated to Preferred Stock,” “Cash Proceeds Allocated to Series A Preferred Stock,” and “Cash Proceeds Allocated to Series B Preferred Stock” are each hereby amended by deleting the following from the end of such definitions “, without giving effect to Section 9.16 or the transactions contemplated therein.”

2. Amendment to Definition of “Cash Proceeds Allocated to Preferred Stock and Holding Notes.” The definition of “Cash Proceeds Allocated to Preferred Stock and Holding Notes” is hereby amended and restated in its entirety to read as follows:

“Cash Proceeds Allocated to Preferred Stock and Holding Notes” means the net cash proceeds of the IPO that are allocated to the redemption of the Preferred Stock of Holding and the repurchase of the Series A Variable Rate Notes, as determined by the Company and the managing underwriters for the IPO, including proceeds of the over-allotment option, if any.

3. Amendment to Section 2.6(b) of the Merger Agreement. The penultimate sentence of Section 2.6(b) is hereby amended and restated in its entirety to read as follows:

Upon surrender of Certificates for cancellation to the Company, together with such letter of transmittal, each duly executed, and any other reasonably required documents, the holder of such Certificates shall be entitled to receive for each of the Shares represented by such Certificates, the per share Merger Consideration as set forth in Section 2.3, without interest, allocable to such Certificates and the Certificates so surrendered shall forthwith be canceled; provided, however, that, in the case of Shares of Series A Preferred Stock and Series B Preferred Stock, until the expiration of the period for exercise of the over-allotment option, in accordance with Section 9.16, the Exchange Agent will withhold from the holders of Shares of Series A Preferred Stock and Series B Preferred Stock that portion of the Merger Consideration that is equal to the number of shares of Common Stock, valued on a per share basis at the IPO Price, which are equal in aggregate value to the additional cash that would be paid as Merger Consideration in respect of Shares of Series A Preferred Stock and Series B Preferred Stock, assuming the underwriters elected to exercise their over-allotment option in full. After the expiration of the period for exercise of the over-allotment option, the Exchange Agent will distribute to the holders of the Series A Preferred Stock and the Series B Preferred Stock the balance of their Merger Consideration as determined in accordance with Section 9.16.

4. Amendment to Section 9.1(a) of the Merger Agreement. The last two sentences of Section 9.1(a) of the Merger Agreement are hereby amended and restated in their entirety to read as follows:

When mailed to the stockholders of Holding, the Proxy Statement-Prospectus shall state the Preliminary IPO Price and the anticipated amount of Cash Proceeds Allocated to Preferred Stock and Holding Notes, and shall provide that an IPO Price of not less than Seven Dollars ($7.00) and Cash Proceeds Allocated to Preferred Stock and Holding Notes of not less than One Hundred Million Dollars ($100,000,000) shall be conditions to closing of the Merger. Promptly after the Merger Registration Statement has been declared effective, Holding shall mail to its stockholders proxy solicitation materials, including the Proxy Statement-Prospectus and related form of proxy.

5. Amendment to Section 9.16 of the Merger Agreement. Section 9.16 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Application of Proceeds of Green Shoe. Notwithstanding anything contained herein to the contrary, in the event that after the Effective Time the underwriters elect to exercise their over-allotment option to purchase additional shares of Common Stock in the IPO, the net proceeds received by the Company from the sale of such shares shall be applied pro rata to the payment of the Series A Variable Rate Notes, the Series A Preferred Stock and the Series B Preferred Stock based on the Aggregate Prepayment Amount of the Holding Notes, the Aggregate Conversion Value of the Series A Preferred Stock and the Aggregate Conversion Value of the Series B Preferred Stock, in lieu of the issuance of shares of Common Stock pursuant to this Agreement and the Exchange Agreement. Each holder of the Series A Preferred Stock, each holder of the Series B Preferred Stock and the Company agree to defer until the expiration of the period for exercise of the over-allotment option, the delivery of that portion of the Merger Consideration that is equal to the number of shares of Common Stock, valued on a per share basis at the IPO Price, which are equal in aggregate value to the additional cash that would be paid as Merger Consideration in respect of Shares of Series A Preferred Stock and Series B Preferred Stock, assuming the underwriters elected to exercise their over-allotment option in full. After expiration of the period for the exercise of the over-allotment option, the Company will pay to the Exchange Agent, for payment to the holders of the Series A Preferred Stock and the Series B Preferred Stock, that portion of the net proceeds (the aggregate purchase price of the Common Stock less underwriters discount and commissions) received as a consequence of the exercise of the over-allotment option (the “Net Cash Proceeds of the Over-Allotment Option”) which equals the product of (a) the Net Cash Proceeds of the Over-Allotment Option and (b) the fraction determined by dividing (x) the sum of the Aggregate Conversion Value of the Series A Preferred Stock plus the Aggregate Conversion Value of the Series B Preferred Stock by (y) the sum of the Aggregate Conversion Value of the Series A Preferred Stock, the Aggregate Conversion Value of the Series B Preferred Stock and the Aggregate Prepayment Amount of the Holding Notes. The shares of Common Stock comprising a portion of the Merger Consideration that are paid with Net Cash Proceeds of the Over-Allotment Option shall be treated as repurchased by the Company, returned to the Company by the Exchange Agent and held in treasury.

6. Amendment to Section 10.1(j) of the Merger Agreement. Section 10.1(j) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

Completion of the IPO, the IPO Price and the Amount of Cash Proceeds Allocated to Redemption and Repurchase. The IPO shall close concurrently with the Merger, the IPO Price shall be not less than Seven Dollars ($7.00), and the amount of Cash Proceeds Allocated to Preferred Stock and Holding Notes shall be not less than One Hundred Million Dollars ($100,000,000).

7. Miscellaneous. Except as expressly set forth in this Second Amendment, all of the provisions of the Merger Agreement are hereby ratified and confirmed by the parties and shall remain in full force and effect. All references in the Merger Agreement to “this Agreement” shall be read as references to the Merger Agreement, as amended by the First Amendment and this Second Amendment. This Second Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute a single agreement. This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to conflicts of laws principles. All capitalized terms herein shall have the meaning set forth in the Merger Agreement unless defined otherwise herein.

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IN WITNESS WHEREOF, this Second Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto on the date first written above.

EARLE M. JORGENSEN HOLDING COMPANY, INC.

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and Chief Operating Officer

EARLE M. JORGENSEN COMPANY

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and Chief Operating Officer

EMJ METALS LLC, by its sole member
Earle M. Jorgensen Company

By:	/s/ MAURICE S. NELSON, JR.
Name:	Maurice S. Nelson, Jr.
Title:	President, Chief Executive Officer and Chief Operating Officer

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